                                                               EXHIBIT (A)(1)(A)

                       CORRECTIONS CORPORATION OF AMERICA
                           OFFER TO PURCHASE FOR CASH
       UP TO 4,204,947 SHARES OF THE 4,672,163 OUTSTANDING SHARES OF ITS
                SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK
                    (CUSIP NOS. 22025Y 30 8 AND 74264N 30 3)
                    AT A PURCHASE PRICE OF $26.00 PER SHARE

     THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 29, 2003, UNLESS EXTENDED (SUCH DATE, AS THE SAME MAY BE EXTENDED, THE "EXPIRATION DATE"). REGISTERED HOLDERS OF SHARES OF THE SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK ("HOLDERS") MUST TENDER THEIR SHARES (AS DEFINED BELOW) ON OR PRIOR TO 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THE EXPIRATION DATE TO RECEIVE THE TENDER OFFER CONSIDERATION (AS DEFINED BELOW).

     Corrections Corporation of America, a Maryland corporation formerly known as Prison Realty Trust, Inc. (the "Company"), hereby offers to purchase for cash with aggregate net proceeds from the Common Stock Offering and the Notes Offering (each as defined below) up to 4,204,947 shares, representing 90% of the outstanding shares as of April 1, 2003, of its Series B Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Shares"), upon the terms and subject to the conditions set forth in this Offer to Purchase (this "Offer to Purchase") and in the accompanying Letter of Transmittal (the "Letter of Transmittal," and together with this "Offer to Purchase," the "Offer"). If, at the expiration of the Offer, more than 4,204,947 Shares have been validly tendered and not withdrawn, and all other conditions are satisfied or waived, the Company will purchase 4,204,947 Shares on a pro rata basis from all tendering Holders, disregarding fractions, according to the number of Shares tendered by each Holder; provided, however, that "odd lots" (lots held by beneficial owners of less than 100 Shares) will be purchased on a priority basis.

     The total consideration offered hereby is an amount, paid in cash, equal to $26.00 per share, net to the Holder in cash, without interest (the "Tender Offer Consideration").

     Tender of Shares made prior to 12:00 midnight, New York City time, on the Expiration Date may be validly withdrawn at any time until 12:00 midnight, New York City time, on the Expiration Date. In addition, in the event of a termination of the Offer without any Shares being purchased, the Shares tendered pursuant to the Offer will be promptly returned to the tendering Holders.

     The Company currently intends to offer and sell 6,400,000 shares of the Company's common stock and raise $102.3 million in estimated net proceeds (assuming a public offering price of $17.00 per share) after deducting the underwriting discount and estimated expenses of the offering (the "Common Stock Offering"). In addition, the Company currently intends to offer and sell $200.0 million aggregate principal amount of senior notes and raise $194.0 million in estimated net proceeds, after deducting the underwriting discount and estimated expenses of the offering (the "Notes Offering"). The Company intends to use a portion of the net proceeds of the Common Stock Offering and the Notes Offering to fund the purchase of the Shares in connection with the Offer.

     Notwithstanding any other provision of the Offer, the Company's obligations to accept for purchase, and to pay the Tender Offer Consideration for, each of the Shares validly tendered pursuant to the Offer is subject to, and conditioned upon, the satisfaction of or, where applicable, the Company's waiver of, the following:

     - the receipt by the Company prior to 12:00 midnight, New York City time, on the Expiration Date of at least $240.0 million of aggregate net proceeds from the Common Stock Offering and the Notes Offering, on terms and conditions satisfactory to the Company (the "Financing Condition"); and

     - the General Conditions (as defined below in "Terms of the Offer--Conditions to the Offer").

     Subject to the terms and conditions set forth in the Offer, the Tender Offer Consideration to which a tendering Holder is entitled pursuant to the Offer will be paid promptly following the Expiration Date. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by the Depositary (as defined below).

     Any questions or requests for assistance may be directed to the Dealer Manager (as defined below). Requests for copies of Offer materials should be directed to the Information Agent at the telephone numbers set forth on the back cover of this Offer to Purchase. Neither the Company nor its Board of Directors nor the Dealer Manager makes any recommendation as to whether or not Holders should tender their Shares pursuant to the Offer.

     The Information Agent for the Offer is D.F. King & Co., Inc. (the "Information Agent"). The Depositary for the Offer is The Bank of New York (the "Depositary").

                      The Dealer Manager for the Offer is
                                LEHMAN BROTHERS
                                 April 2, 2003

                                   IMPORTANT

     Any Holder desiring to tender Shares pursuant to the Offer should either
(i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions to the Letter of Transmittal and mail or deliver such manually signed Letter of Transmittal (or such manually signed facsimile thereof), together with a certificate evidencing such Shares (or confirmation of the transfer of such Shares into the account of the Depositary with the Depository Trust Company ("DTC") pursuant to the procedures for book-entry transfer set forth herein) and any other documents required by the Letter of Transmittal or an Agent's Message (as defined herein) in the case of a book-entry transfer, to the Depositary, or (ii) request its broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such Holder. Beneficial owners whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must instruct such nominee to tender the Shares on the beneficial owner's behalf.

     The DTC has authorized DTC participants that hold Shares on behalf of beneficial owners of Shares through DTC to tender their Shares as if they were Holders. To effect a tender, DTC participants may, in lieu of physically completing and signing the Letter of Transmittal, transmit their acceptance to DTC through the DTC Automated Tender Offer Program ("ATOP") for which the transaction will be eligible and follow the procedure for book-entry transfer set forth in "Terms of the Offer--Procedure for Tendering Shares."

     A beneficial owner of shares tendered by tendering Holders will not be obligated to pay brokerage fees or commissions to the Dealer Manager, the Depositary, the Information Agent or the Company. Beneficial owners may also contact their brokers, dealers, commercial banks or trust companies through which they hold the Shares with questions and requests for assistance.

     This Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to a tender of Shares.

     This Offer is not being made to (nor will tenders of shares be accepted from or on behalf of) Holders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on the Company's behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of the jurisdiction.

     The delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in any attachments hereto or in the affairs of the Company or any of its subsidiaries or affiliates since the date hereof.

     No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Offer to Purchase and, if given or made, such information or representation may not be relied upon as having been authorized by the Company or the Dealer Manager.

     The Company's Board of Directors has approved the Offer. In addition, the Company's directors and executive officers who own Shares have indicated to the Company that they currently intend to tender all of their Shares that they are not restricted by contract from tendering in the Offer. However, neither the Company nor its Board of Directors nor the Dealer Manager makes any recommendation to Holders as to whether to tender or refrain from tendering Shares, and none of them have authorized any person to make such a recommendation. Holders are advised to evaluate carefully all information in the Offer, consult with their own investment and tax advisors and make their own decision as to whether to tender Shares and, if so, how many Shares to tender.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
SUMMARY TERM SHEET..........................................     1
INTRODUCTION................................................     5
PURPOSE OF THE OFFER........................................     7
SOURCES AND AMOUNT OF FUNDS.................................     8
TERMS OF THE OFFER..........................................     8
  General...................................................     8
  Acceptance for Payment and Payment for Shares.............     9
  Procedure for Tendering Shares............................    10
  Withdrawal of Tenders.....................................    13
  Extension of Tender Period; Termination; Amendment........    13
  Conditions to the Offer...................................    14
EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES............    16
CERTAIN INFORMATION ABOUT THE SHARES........................    16
RATIO OF EARNINGS TO FIXED CHARGES..........................    17
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
  STATEMENTS................................................    18
INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS
  AND ARRANGEMENTS CONCERNING THE SHARES....................    25
CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS..............    27
CERTAIN FEDERAL INCOME TAX CONSEQUENCES.....................    27
DEALER MANAGER, INFORMATION AGENT AND DEPOSITARY............    30
SOLICITATION FEES...........................................    31
WHERE YOU CAN FIND ADDITIONAL INFORMATION...................    32
INCORPORATION OF INFORMATION BY REFERENCE...................    32
MISCELLANEOUS...............................................    32

                                        ii
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                     [THIS PAGE INTENTIONALLY LEFT BLANK.]

               TO HOLDERS OF CORRECTIONS CORPORATION OF AMERICA'S
                SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK

     This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

                               SUMMARY TERM SHEET

     The following summary is provided solely for the convenience of Holders. This summary is not intended to be complete and is qualified in its entirety by reference to the full text and more specific details contained elsewhere in this Offer to Purchase, the Letter of Transmittal and any amendments or supplements hereto or thereto. Holders are advised to read this Offer to Purchase in its entirety. Each of the capitalized terms used in this summary and not defined herein has the meaning set forth elsewhere in this Offer to Purchase.

Who is Offering to Purchase My
Shares?.......................   Corrections Corporation of America, a Maryland
                                 corporation.

What is the Purpose of the
Offer?........................   The purpose of the Offer is to acquire up to
                                 4,204,947 Shares. The Company is undertaking the Offer and simultaneously undertaking certain other transactions described herein in order to enhance the Company's capital structure and to provide the Company additional financing flexibility to enable it to more effectively execute its business objectives in the future. See "Purpose of the Offer."

What will the Purchase Price
for the Shares be?............   $26.00 per share, net to the Holder in cash,
                                 without interest. No payments will be made for any dividends on the Shares that are accrued and unpaid as of the date payment is made for the Shares. See "Terms of the Offer--General."

How Many Shares will the
Company Purchase?.............   The Company is offering to purchase for cash up
                                 to 4,204,947 Shares, representing 90% of the 4,672,163 outstanding Shares as of April 1,
                                 2003, at the price per Share set forth below, on the terms and subject to the conditions set forth herein, including without limitation the Financing Condition. If, at the expiration of the Offer, more than 4,204,947 Shares have been validly tendered and not withdrawn, and all other conditions are satisfied or waived, the Company will purchase 4,204,947 Shares on a pro rata basis from all tendering Holders, disregarding fractions, according to the number of Shares tendered by each Holder; provided, however, that "odd lots" (lots held by beneficial owners of less than 100 Shares) will be purchased on a priority basis. All securities tendered and not purchased pursuant to the Offer because of such pro-ration will be returned to the tendering Holders at the Company's expense as promptly as practicable following the Expiration Date. See
                                 "Introduction" and "Terms of the Offer."

How Long do I Have to Tender
My Shares?....................   The Offer will expire at 12:00 midnight, New
                                 York City time, on April 29, 2003, unless extended or earlier terminated by the Company.
                                 The Company retains the right to extend the Offer, if necessary, so that the Expiration
                                 Date occurs upon or shortly
                                 after the satisfaction of the conditions to the Offer. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement in the case of an extension of the Offer to be made no later than 9:00 a.m., New
                                 York City time, on the next business day after the previously scheduled Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to the Holders in a manner reasonably designed to inform Holders of such change. See "Terms of the Offer--Extension of Tender Period; Termination;
                                 Amendment."

When will the Company Pay Me
for the Shares I Tender?......   Payment in respect of any Shares that are
                                 validly tendered prior to 12:00 midnight, New
                                 York City time, on the Expiration Date is expected to be promptly following the Expiration Date. The Company reserves the right, in its sole discretion, to delay payment in order to comply with any applicable law. See
                                 "Terms of the Offer--General."

How do I Tender My Shares?....   See "Terms of the Offer--Procedure for
                                 Tendering Shares." For further information, call the Dealer Manager at the telephone numbers set forth on the back cover of this Offer to Purchase or consult your broker, dealer, commercial bank or trust company for assistance.

Once I Have Tendered My
Shares, Can I Withdraw My
Tendered Shares?..............   Tenders of Shares made prior to 12:00 midnight,
                                 New York City time, on the Expiration Date may be validly withdrawn at any time up until 12:00 midnight, New York City time, on the Expiration
                                 Date, or if the Company has not yet accepted your Shares, after May 28, 2003. In the event of a termination of the Offer, the Shares tendered pursuant to the Offer will be promptly returned to the tendering Holders. For proper procedures on how to withdraw your tendered
                                 Shares, please see "Terms of Offer--Withdrawal of Tenders."

What Do the Company and Its
Board of Directors Think of
the Offer?....................   The Company's Board of Directors has approved
                                 the Offer. In addition, the Company's directors and executive officers who own Shares have indicated to the Company that they currently intend to tender all of their Shares that they are not restricted by contract from tendering in the Offer. However, neither the Company nor its Board of Directors nor the Dealer Manager makes any recommendation to Holders as to whether to tender or refrain from tendering
                                 Shares, and none of them have authorized any person to make such a recommendation. Holders are advised to evaluate carefully all information in the Offer, consult with their own investment and tax advisors and make their own decision as to whether to tender Shares and, if so, how many Shares to tender.

How will the Company Pay for
My Shares and Does It Have the
Financial Resources to Make
Payment?......................   The Company currently intends to raise $296.3
                                 million in estimated net proceeds from the Common Stock Offering and the Notes Offering to fund the purchase of the Shares. If such offerings do not raise $240.0 million in aggregate net proceeds on terms and conditions satisfactory to the Company, the Company may elect to terminate the Offer. At the time of this Offer, the Company does not have any alternative financing arrangements or plans in the event such offerings do not raise the necessary capital for the Offer. See "Sources and Amount of Funds."

Are there any Conditions to
the
Offer?........................   The Company's obligation to accept for payment,
                                 and to pay for, Shares validly tendered
                                 pursuant to the Offer is conditioned upon satisfaction of the Financing Condition and the General Conditions. See "Terms of the
                                 Offer--Conditions to the Offer."

If I Decide Not to Tender, How
will the Offer Affect My
Shares?.......................   If you decide not to tender your Shares in the
                                 Offer, you will continue to hold your Shares.
                                 To the extent that Shares are tendered and accepted in the Offer, the trading market for the Shares may be adversely affected due to the smaller number of Shares available for trading.
                                 Regardless of the number of Shares tendered in the Offer, the Company does not intend to delist the Shares from the New York Stock
                                 Exchange ("NYSE") upon completion of the Offer and does not believe that the rules of the NYSE would require the Shares to be delisted. See
                                 "Effect of the Offer on the Market for the Shares."

What are the U.S. Federal
Income Tax Consequences if I
Tender My Shares?.............   Your receipt of cash for Shares validly
                                 tendered in the Offer will be a taxable
                                 transaction for U.S. federal income tax
                                 purposes. Any cash you receive that is
                                 attributable to accrued and unpaid dividends will be taxable as ordinary income to you to the extent the Company has sufficient current or accumulated earnings and profits. In addition, if you meet certain conditions, you will recognize gain or loss in an amount equal to the difference between (1) the cash that you receive in the Offer that is attributable to the exchange of your Shares and (2) your adjusted tax basis in the Shares that you surrender in the Offer. That gain or loss will be a capital gain or loss if the Shares are capital assets in your hands and if you meet certain additional requirements. Any capital gain or loss will be long term capital gain or loss if you have held the Shares for more than one year at the time the Offer is completed.
                                 The tax consequences of the Offer to you may vary depending on your particular circumstances, and it is possible that the entire amount of the cash you receive in the Offer will be treated as a dividend distribution. For a summary of the federal income tax consequences of the Offer, see
                                 "Certain Federal Income Tax Consequences." The
                                 Company recommends that you consult with your own tax advisor.

Will I Have to Pay Brokerage
Commissions if I Tender My
Shares?.......................   No brokerage commissions are payable by Holders
                                 to the Dealer Manager, the Information Agent, the Company or the Depositary. See "Dealer
                                 Manager, Information Agent and Depositary."

Will any Solicitation Fees be
Payable?......................   The Company will pay solicitation fees to any
                                 broker, dealer or other person who qualifies as a Soliciting Dealer (as defined below in "Solicitation Fees") for soliciting tenders of Shares pursuant to the Offer. The solicitation fee will be $0.25 per Share tendered for cash;
                                 provided, however, that Soliciting Dealers shall only receive the solicitation fee with respect to beneficial owners that own no more than 10,000 Shares. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Company for reasonable and necessary costs and expenses incurred in forwarding materials to Holders and their other customers. See "Solicitation Fees."

Who is the Dealer Manager for
the Offer?....................   Lehman Brothers Inc.

Who is the Information Agent
for the Offer?................   D.F. King & Co., Inc.

Who is the Depositary for the
Offer?........................   The Bank of New York

Whom do I Contact if I Have
Questions About the Offer?....   Questions may be directed to the Dealer
                                 Manager, and additional copies of this Offer to Purchase and the Letter of Transmittal may be obtained by contacting the Information Agent, at their respective telephone numbers and addresses set forth on the back cover of this Offer to Purchase.

                                  INTRODUCTION

     The Company is the nation's largest owner and operator of private correctional and detention facilities and one of the largest prison operators in the United States behind only the federal government and four states. The Company provides the fundamental residential and health care services for the Company's adult and juvenile inmates, as well as a variety of rehabilitation and educational programs designed to reduce recidivism and prepare the Company's inmates for their successful reentry into society upon their release. Some of these additional services include life skills training, basic education, employment training, religious services, behavioral rehabilitation and treatment, substance abuse treatment and work and recreational programs.

     The Company provides its essential services through 59 facilities, including 38 facilities that the Company owns, with a total design capacity of over 59,000 beds in 20 states and the District of Columbia. The Company also provides inmate transportation services for government agencies through the Company's subsidiary, TransCor America, LLC. For the year ended December 31, 2002, the Company had revenues of $962.8 million and operating income of $130.0 million.

     The Company's services address a total U.S. market that the Company believes exceeds $50 billion, of which only approximately 6.5% is currently outsourced to the private sector. The Company believes that the U.S. market will demonstrate consistent growth over the next decade as a result of stricter sentencing guidelines, longer prison sentences and prison terms for juvenile offenders, as well as the growing demographic of the 14 to 24 year-old at-risk population. The Company also expects the size of the private market to grow as a result of governments' demonstrated need to augment their overcrowded and aging facilities, reduce costs, increase accountability and improve overall quality of service.

     Under the Company's management services contracts, government agencies pay the Company at an inmate per diem rate based upon actual or minimum guaranteed occupancy levels. The Company's management service contracts typically have terms of one to five years, and contain multiple renewal options exercisable at the option of the contracting government agency. More than 40 of the Company's approximately 80 contracts are with government entities for which the Company has been providing services for five years or more. The Company's management services contracts provide a reliable source of revenue, reflected by the renewal of more than 95% of the Company's contracts over the past four years.

     The Company has increased its average compensated occupancy, based on rated capacity, for facilities in operation to 89.6% for the year ended December 31, 2002 from 88.4% for the year ended December 31, 2001. The Company's average compensated occupancy for facilities in operation for the quarter ended December 31, 2002 was 91.2%.

     The Company is offering to purchase for cash up to 4,204,947 Shares upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. The Offer and the payment for the Shares are conditioned upon, among other things, the satisfaction of the Financing Condition and the General Conditions. See "Terms of the Offer--Conditions to the Offer."

     The Company has determined to undertake the Offer and the transactions described below in order to enhance the Company's capital structure and to provide the Company additional financing flexibility to enable the Company to more effectively execute the Company's business objectives in the future. The Company cannot assure you that these transactions will be successfully completed. The transactions that the Company is undertaking include the following:

  Common Stock Offering

     The Company is undertaking the common stock offering in which the Company is offering 6,400,000 shares of common stock for sale (the "Common Stock Offering") and a selling stockholder of the Company is offering 1,200,000 shares of common stock for sale. The Company will not receive any proceeds from the sale of shares from the selling stockholder.

  Notes Offering

     Concurrently with the Common Stock Offering, the Company is also offering $200.0 million aggregate principal amount of the Company's senior notes due 2011 (the "Notes Offering"). The Company has not yet determined the interest rate or the maturity date of the senior notes. The senior notes will be senior unsecured obligations of the Company and will be guaranteed by the Company's domestic subsidiaries.

  Redemption of Series A Preferred Stock

     Immediately following consummation of the Common Stock Offering and the Notes Offering, the Company intends to use approximately $100.0 million of the net proceeds from the Common Stock Offering and the Notes Offering to redeem approximately 4.0 million (90%) of the 4.3 million shares of the Company's 8% Series A Cumulative Preferred Stock issued and outstanding at a price per share equal to the liquidation preference plus accrued and unpaid dividends to the redemption date.

  Purchase of Shares of Common Stock Issuable Upon Conversion of the MDP Notes

     The Company has entered into an agreement with Income Opportunity Fund I LLC, Millennium Holdings II LLC and Millennium Holdings III LLC (collectively, "MDP") in which MDP has agreed to convert the $40.0 million aggregate principal amount of the Company's 10% convertible subordinated notes due 2008 into 3,362,899 shares of the Company's common stock and sell such shares to the Company. The aggregate purchase price for the shares and accrued interest payable on the notes is anticipated to be approximately $72.5 million (assuming a $17.00 price per share in the Common Stock Offering).

  Payments on and Amendments to Senior Secured Credit Facility

     The Company intends to repay approximately $47.0 million in borrowings outstanding under the term loan portion of the Company's senior secured credit facility. Depending upon the results of the Offer, the amount of senior debt the Company will pay down would be adjusted. A consent and amendment (to provide certain additional financial flexibility) under the senior secured credit facility will be obtained in connection with the transactions contemplated hereby.

     STATEMENTS IN THIS OFFER REGARDING THE COMMON STOCK OFFERING AND THE NOTES OFFERING SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. EACH OF THOSE SECURITIES WILL ONLY BE OFFERED THROUGH THE MEANS OF A PROSPECTUS.

                              PURPOSE OF THE OFFER

     The purpose of the Offer is to acquire up to 4,204,947 Shares. The Company is undertaking the Offer and simultaneously undertaking the transactions described above in "Introduction" in order to enhance the Company's capital structure and to provide the Company additional financing flexibility to enable the Company to more effectively execute the Company's business objectives in the future. The Shares bear dividends at the rate of 12% per annum which the Company currently pays in additional Shares but must pay in cash after September 30, 2003. Such dividend payments will constitute a significant use of cash at that time and will reduce the Company's working capital, cash available for operations and earnings attributable to the Company's common stock, thereby reducing the Company's earnings per share of common stock.

     The Offer will provide an opportunity of cash liquidity to Holders of the Shares at a price above what the Holders would receive if the Shares were redeemed pursuant to the Company's redemption right, in accordance with the terms of the Company's Charter. Pursuant to the Company's Charter, the Shares are redeemable at the option of the Company at a redemption price of $24.46 per share, plus accrued and unpaid dividends, no earlier than three years and six months following the date of issuance. The Company has not determined whether it will redeem any Shares pursuant to the Company's Charter, regardless of whether this Offer is consummated. In addition, the Company may not be able to redeem the Shares in accordance with the Charter due to limitations imposed by debt agreements or other agreements entered into by the Company from time to time.

     All Shares acquired by the Company pursuant to the Offer will be retired and cancelled, restored to the status of authorized but unissued shares of the Company's preferred stock, and may be issued as part of another series of the Company's preferred stock in accordance with the Company's Charter.

     Subject to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which generally prohibits an offeror from purchasing subject shares other than through the offer for at least ten business days following the expiration of the offer, the Company expressly reserves the right in the future to purchase additional Shares not tendered and purchased by the Company in the Offer. Such purchases may be made in the open market or through privately negotiated transactions, tender offers or otherwise. Any such purchases may be made on the same terms as, or on terms more or less favorable to Holders than, the terms of the Offer. Any possible future purchases by the Company will depend on many factors, including the results of the Offer, the business and financial position of the Company and the general economic conditions.

     Except as disclosed herein or in the Company's Exchange Act periodic reports, or as may occur in the ordinary course of the Company's business, the Company currently has no plans or proposals that relate to or would result in:

          (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (ii) a purchase, sale or transfer of a material amount of the Company's assets or of any of its subsidiaries assets;

          (iii) a material change in the Company's dividend rate or policy, indebtedness or capitalization;

          (iv) a change in the Company's present Board of Directors or management;

          (v) a material change in the Company's corporate structure or business;

          (vi) a class of equity securities of the Company being delisted from the NYSE;

          (vii) a class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

          (viii) a suspension of the Company's obligation to file reports under
     Section 15(d) of the Exchange Act;

          (ix) the acquisition by any person of additional securities of the Company or the disposition of the securities of the Company; or

          (x) a change in the Company's Charter, bylaws or other governing instruments or other action that could impede the acquisition or control of the Company.

                          SOURCES AND AMOUNT OF FUNDS

     The Company currently intends to raise approximately $296.3 million in estimated net proceeds from the Common Stock Offering and the Notes Offering. The Company intends to use a portion of the net proceeds of such offerings to fund the purchase of the Shares in connection with the Offer. The Company estimates that the amount of funds required to purchase all of the outstanding Shares that are being sought in the Offer is $109,328,622. If the Common Stock Offering and the Notes Offering do not result in at least $240.0 million of aggregate net proceeds on terms and conditions satisfactory to the Company, the Company shall not be required to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Shares, subject to Rule 14e-l(c) under the Exchange Act, and may terminate the Offer. At the time of this Offer, the Company does not have any alternative financing arrangements or alternative financing plans in the event that the Common Stock Offering and the Notes Offering are not successful in raising the necessary capital for the Offer. Statements in this Offer regarding the Common Stock Offering and the Notes Offering shall not constitute an offer to sell or a solicitation of an offer to buy any securities. Each of those securities will only be offered through the means of a prospectus. See "Terms of the Offer--Conditions to the Offer."

                               TERMS OF THE OFFER

GENERAL

     Upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal and any supplements or amendments thereto, the Company hereby offers to purchase for cash up to 4,204,947 Shares, representing 90% of the outstanding Shares as of April 1, 2003. Holders which validly tender their Shares prior to 12:00 midnight, New York City time, on the Expiration Date and that do not withdraw such shares prior to 12:00 midnight, New York City time, on the Expiration Date will, subject to the terms and conditions of the Offer, receive the Tender Offer Consideration.

     The Tender Offer Consideration of $26.00 per Share will, subject to applicable withholding of United States federal, state and local taxes, be net to the tendering Holder in cash, without interest, upon the terms and subject to the conditions of the Offer. No payments will be made for any dividends on the Shares that are accrued and unpaid as of the date payment is made for the Shares.

     All Shares validly tendered in accordance with the procedures set forth herein and not withdrawn in accordance with the procedures set forth herein prior to 12:00 midnight, New York City time, on the Expiration Date, will, upon the terms and subject to the conditions hereof, including satisfaction of the Financing Condition and the General Conditions, be accepted for payment by the Company, and payments will be made therefor promptly following the Expiration Date. If the Offer is not consummated, no such payments will be made. All conditions to the Offer shall be either satisfied or waived by the Company prior to the acceptance of any Shares for purchase by the Company.

     Tenders of Shares made prior to 12:00 midnight, New York City time, on the Expiration Date may be validly withdrawn at any time up until 12:00 midnight, New York City time, on the Expiration Date. In addition, in the event of a termination of the Offer without Shares being purchased, Shares tendered pursuant to the Offer will be promptly returned to the tendering Holders.

     The Company's obligation to accept, and pay for, Shares validly tendered pursuant to the Offer is conditioned upon satisfaction of the Financing Condition and the General Conditions as set forth in "Terms of the Offer--Conditions to the Offer." As described therein, subject to applicable securities laws and the terms set forth in this Offer to Purchase, the Company reserves the right, prior to the expiration of the Offer on the Expiration Date, (1) to waive any and all conditions to the Offer, (2) to terminate the Offer or extend the Expiration Date or (3) otherwise to amend the Offer in any respect. The rights reserved by the Company in this paragraph are in addition to the Company's rights to terminate the Offer described in "Terms of the Offer--Conditions to the Offer."

     Any amendment to the Offer will apply to all Shares tendered in the Offer. Any extension, amendment or termination will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension of the Offer to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which any public announcement may be made, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

     If the Company makes a material change in the terms of the Offer or the information concerning the Offer, the Company will disseminate additional Offer materials and extend such Offer to the extent required by law.

     The Company's Board of Directors has approved the Offer. In addition, the Company's directors and executive officers who own Shares have indicated to the Company that they currently intend to tender all of their Shares that they are not restricted by contract from tendering in the Offer. However, neither the Company nor its Board of Directors nor the Dealer Manager makes any recommendation to Holders as to whether to tender or refrain from tendering Shares, and none of them have authorized any person to make such a recommendation. Holders are advised to evaluate carefully all information in the Offer, consult with their own investment and tax advisors and make their own decision as to whether to tender Shares and, if so, how many Shares to tender.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, the Company will purchase, by accepting for payment, and will promptly pay for, all Shares validly tendered pursuant to the Offer (and not withdrawn, or if withdrawn and then validly retendered). Such payment shall be made by the deposit of the Tender Offer Consideration in immediately available funds by the Company promptly after the Expiration Date with the Depositary, which will act as agent for tendering Holders for the purpose of receiving payment from the Company and transmitting such payment to tendering Holders. Under no circumstances will interest on the Tender Offer Consideration be paid by the Company by reason of any delay in making payment. The Company expressly reserves the right, in its sole discretion and subject to Rule 14e-l(c) under the Exchange Act, to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law. See "Terms of the Offer--Conditions to the Offer." In all cases, payment by the Depositary to Holders or beneficial owners of the Tender Offer Consideration for Shares purchased pursuant to the Offer will be made only after receipt by the Depositary of (1) the certificates evidencing such shares (the "Share Certificates") or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at DTC pursuant to the procedures set forth in "Terms of the Offer--Procedure for Tendering Shares," (2) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or a properly transmitted Agent's Message (as defined below) through ATOP and
(3) any other documents required by the Letter of Transmittal.

     For purposes of the Offer, tendered Shares will be deemed to have been accepted for payment if, as and when the Company gives oral or written notice thereof to the Depositary.

     Tendering Holders will not be obligated to pay brokerage fees or commissions to the Dealer Manager, the Information Agent, the Depositary or the Company, or, except as set forth in Instruction 7 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer.

     If, after expiration of the Offer, more than 4,204,947 Shares are validly tendered and not withdrawn and all of the conditions are either satisfied or waived, including completion of the Financing Condition and the General Conditions, the Company will purchase Shares on a pro rata basis from all tendering Holders, disregarding fractions, according to the number of Shares tendered by each Holder. Pursuant to Rule 13e-4(f)(3)(i) under the Exchange Act, the Company reserves the right to accept all Shares tendered by persons who own, beneficially or of record, an aggregate of not more than a specified number which is less than 100 Shares ("odd lots") and who tender all their Shares, before prorating Shares tendered by others. All Share Certificates tendered and not purchased by the Company pursuant to the Offer because of such pro-ration will be returned to the tendering Holders at the Company's expense as soon as practicable after the Expiration Date (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a book-entry transfer facility, pursuant to the procedure set forth in "Terms of the Offer--Procedure for Tendering Shares").

     Additionally, if any tendered Shares are not accepted for payment for any other reason pursuant to the terms and conditions of the Offer, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering Holder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a book-entry transfer facility, pursuant to the procedure set forth in "Terms of the Offer--Procedure for Tendering Shares").

     The Company reserves the right to transfer or assign, in whole at any time or in part from time to time, to one or more affiliates, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Company of its obligations under the Offer or prejudice the rights of tendering Holders to receive payment of the Tender Offer Consideration for Shares validly tendered and accepted for payment pursuant to the Offer.

PROCEDURE FOR TENDERING SHARES

     The tender of Shares pursuant to the Offer and in accordance with the procedures described below will constitute a tender of the Shares. Holders will not be entitled to receive the Tender Offer Consideration unless they tender their Shares pursuant to the Offer prior to 12:00 midnight, New York City time, on the Expiration Date.

     THE METHOD OF DELIVERY OF SHARES AND LETTERS OF TRANSMITTAL, ANY REQUIRED SIGNATURE GUARANTEES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC AND ANY ACCEPTANCE OF AN AGENT'S MESSAGE TRANSMITTED THROUGH ATOP, IS AT THE ELECTION AND RISK OF THE PERSON TENDERING SHARES AND DELIVERING LETTERS OF TRANSMITTAL OR TRANSMITTING AN AGENT'S MESSAGE AND, EXCEPT AS OTHERWISE PROVIDED IN THE LETTER OF TRANSMITTAL, DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, IT IS SUGGESTED THAT HOLDERS USE PROPERLY INSURED, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, AND THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE, AS APPLICABLE, TO PERMIT DELIVERY TO THE DEPOSITARY ON OR PRIOR TO SUCH DATE. MANUALLY SIGNED FACSIMILE COPIES OF THE LETTER OF TRANSMITTAL, PROPERLY COMPLETED AND DULY EXECUTED, WILL BE ACCEPTED.

  Valid Tender

     The tender by a Holder of Shares (and subsequent acceptance of such tender by the Company) pursuant to one of the procedures set forth below will constitute a binding agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. A tender of Shares pursuant to any of the procedures described below will constitute the tendering of the Holder's acceptance of the terms and conditions of the Offer, as well as the Holder's representation and warranty to the Company that (i) such Holder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares) and (ii) when the same are accepted for payment by the Company, the Company will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

     Only Holders are authorized to tender Shares. Holders that tender their Shares prior to 12:00 midnight, New York City time, on the Expiration Date and that do not withdraw such Shares prior to 12:00 midnight, New York City time, on the Expiration Date will receive the Tender Offer Consideration.

  Tender of Shares Held Through a Custodian

     To effectively tender Shares that are held of record by a custodian bank, depositary, broker, trust company or other nominee, the beneficial owner thereof must instruct such custodian to tender the Shares on the beneficial owner's behalf. Any beneficial owner of Shares held of record by DTC or its nominee, through authority granted by DTC, may direct the DTC participant through which such beneficial owner's Shares are held in DTC to tender, on such beneficial owner's behalf, the Shares beneficially owned by such beneficial owner.

  Tender of Shares Held Through DTC

     To effectively tender Shares that are held through DTC, DTC participants should either (1) properly complete and duly execute the Letter of Transmittal (or a manually signed facsimile thereof), together with any other documents required by the Letter of Transmittal, and mail or deliver the Letter of Transmittal and such other documents to the Depositary, or (2) electronically transmit their acceptance through ATOP (and thereby tender the Shares), for which the transaction will be eligible, followed by a properly completed and duly executed Letter of Transmittal or transmitted Agent's Message delivered to the Depositary. Upon receipt of such Holder's acceptance through ATOP, DTC will edit and verify the acceptance and send an Agent's Message to the Depositary for its acceptance. Delivery of tendered Shares must be made to the Depositary pursuant to the book-entry delivery procedures set forth below.

     Except as provided below, unless the Shares being tendered are deposited with the Depositary prior to 12:00 midnight, New York City time, on the Expiration Date (accompanied by a properly completed and duly executed Letter of Transmittal or a properly transmitted Agent's Message, as applicable), the Company may, at its option, treat such tender as defective for purposes of the right to receive the applicable Tender Offer Consideration. Payment for the Shares will be made only against deposit of the tendered Shares and delivery of all other required documents.

     In order to validly tender Shares prior to 12:00 midnight, New York City time, on the Expiration Date with respect to Shares transferred pursuant to ATOP, a DTC participant using ATOP must also properly transmit an Agent's Message. Pursuant to authority granted by DTC, any DTC participant that has Shares credited to its DTC account at any time (and thereby held of record by DTC's nominee) may directly instruct the Depositary to tender Shares prior to 12:00 midnight, New York City time, on the Expiration Date as though it were the registered Holder by so transmitting an Agent's Message.

  Book-Entry Delivery Procedures

     The Depositary will establish accounts with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC may make book-entry delivery of the Shares by causing DTC to transfer such Shares into the Depositary's account in accordance with DTC's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at DTC, the Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one or more of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary. The confirmation of a book-entry transfer into the Depositary's account at DTC as described above is referred to herein as a "Book-Entry Confirmation."

     The term "Agent's Message" means a message transmitted by DTC to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares and that such participant has received the Letter of Transmittal and agrees to be bound by the terms of the Letter of Transmittal and the Company may enforce such agreement against such participant.

  Signature Guarantees

     Signatures on all Letters of Transmittal, if necessary, must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program (a "Medallion Signature Guarantor"), unless the Shares tendered thereby are tendered (1) by a registered Holder of Shares (or by a participant in DTC whose name appears on a security position listing as the owner of such Shares) that has not completed the box marked "Special Issuance Instructions" or the box marked "Special Delivery Instructions" in the Letter of Transmittal, or (2) for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"). See Instruction 4 of the Letter of Transmittal. If the Shares are registered in the name of a person other than the signer of the Letter of Transmittal or if Shares not accepted for payment or not tendered are to be returned to a person other than the registered Holder, then the signatures on the Letter of Transmittal accompanying the tendered Shares must be guaranteed by a Medallion Signature Guarantor as described above. See Instructions 1 and 4 of the Letter of Transmittal.

  Backup Withholding

     To prevent U.S. federal income tax backup withholding, each tendering Holder of Shares that is a United States person generally must provide the Depositary with such Holder's correct taxpayer identification number and certify that such Holder is not subject to U.S. federal income tax backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. For a discussion of the U.S. federal income tax considerations relating to backup withholding, please see "Certain Federal Income Tax Consequences--Information Reporting and Backup Withholding."

     Certain Holders (including, among others, all corporations and certain foreign stockholders (in addition to foreign corporations)) are not subject to these backup withholding rules. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8BEN or a substitute Form W-8BEN, signed under penalties of perjury, attesting to that stockholder's exempt status. The applicable form can be obtained from the Depositary.

  Determination of Validity

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Shares pursuant to any of the procedures described above will be determined by the Company in the Company's sole discretion (whose determination shall be final and binding). The Company reserves the absolute right to reject any or all tenders of any Shares determined by it not to be in proper form or if the acceptance for payment of, or payment for, such Shares may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to Shares of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. The Company's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. None of the Company, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. If the Company waives its right to reject a defective tender of Shares, the Holder will be entitled to the Tender Offer Consideration.

WITHDRAWAL OF TENDERS

     Except as expressly provided herein, tenders of Shares pursuant to the Offer are irrevocable. Tenders of Shares made prior to 12:00 midnight, New York City time, on the Expiration Date may be validly withdrawn at any time up until 12:00 midnight, New York City time, on the Expiration Date, or if the Company has not yet accepted the Shares, after the expiration of 40 business days from the commencement of the Offer, which is May 28, 2003. In addition, in the event of a termination of the Offer, the Shares tendered pursuant to the Offer will be promptly returned to the tendering Holders. If the Company extends the period of time during which the Offer is open, or is delayed in accepting for payment or paying for Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, on the Company's behalf and subject to the Holders' withdrawal rights, as set forth herein, retain all Shares tendered.

     For a withdrawal of a tender of Shares to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary on or prior to 12:00 midnight, New York City time, on the Expiration Date at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must (1) specify the name of the person that tendered the Shares to be withdrawn, (2) specify the number of Shares to be withdrawn and (3) be signed by the Holder of such Shares in the same manner as the original signature on the Letter of Transmittal by which such Shares were tendered (including any required signature guarantees), if any, or be accompanied by (x) documents of transfer sufficient to have the Depositary register the transfer of the Shares into the name of the person withdrawing such Shares and (y) a properly completed irrevocable proxy that authorized such person to effect such revocation on behalf of such Holder. If the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal is effective immediately upon written or facsimile notice of withdrawal even if physical release is not yet effected. Any Shares properly withdrawn will be deemed to be not validly tendered for purposes of the Offer.

     If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by book-entry transfer, the name and number of the account at the DTC to be credited with the withdrawn Shares. In the case of Shares tendered by delivery of Share Certificates, such notice must specify the name of the registered holder (if different from the name of the tendering Holder) and the serial numbers shown on the particular certificates representing the Shares to be withdrawn.

     Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares, however, may be tendered by again following one of the procedures described in "Terms of the Offer--Procedure for Tendering Shares" at any time prior to the Expiration Date.

     Withdrawal of Shares can be accomplished only in accordance with the foregoing procedures.

     ALL QUESTIONS AS TO THE VALIDITY (INCLUDING TIME OF RECEIPT) OF NOTICES OF WITHDRAWAL WILL BE DETERMINED BY THE COMPANY IN THE COMPANY'S SOLE DISCRETION, AND THE COMPANY'S DETERMINATIONS SHALL BE FINAL AND BINDING. NONE OF THE COMPANY, THE DEPOSITARY, THE DEALER MANAGER, THE INFORMATION AGENT OR ANY OTHER PERSON WILL BE UNDER ANY DUTY TO GIVE NOTIFICATION OF ANY DEFECTS OR IRREGULARITIES IN ANY NOTICE OF WITHDRAWAL, OR INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTIFICATION.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay the acceptance for payment of, and payment for, the Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of the extension. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for Shares not already accepted for payment or paid for or, subject to applicable law, to postpone payment for the Shares until the satisfaction of all of the conditions specified below in "Terms of the Offer -- Conditions to the Offer," by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of the termination or postponement.

     Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth below in "Terms of the Offer--Conditions to the Offer" will occur or are deemed by the Company to have occurred, to amend the Offer in any respect. If the Company makes a material change in the Offer, or if the Company waives a material condition to the Offer, the Company will extend the Offer to the extent required by Rule 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. If (i) the Company increases or decreases the price to be paid for the Shares or the Company increases or decreases the number of Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Company will extend the Offer, if required by applicable law, until the expiration of such period of ten (10) business days from the date of publication of such notice. If the Company makes a material change to the other terms of the Offer or to the information concerning the Offer, or waive a material condition to the Offer, the Company will extend the offer, if required by applicable law, for a period of five (5) business days to allow you to consider the amended terms of the Offer. Business day means any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement in the case of an extension of the Offer to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to the Holders in a manner reasonably designed to inform Holders of such change. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law, including Rule 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act, the Company shall have no obligations to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     If the Company extends the time during which the Offer is open, or if the Company is delayed in accepting for payment of or payment for the Shares pursuant to the Offer for any reason, then without prejudice to the Company's rights under the Offer, the Depositary may retain tendered Shares on the Company's behalf and Shares may not be withdrawn except to the extent tendering Holders are entitled to withdrawal rights as described in "Terms of the Offer--Withdrawal of Tenders."

CONDITIONS TO THE OFFER

  Financing Condition

     Notwithstanding any other provision of the Offer, the Company's obligation to accept for purchase, and to pay the Tender Offer Consideration for, the Shares validly tendered pursuant to the Offer, is in each case subject to and conditioned upon, unless waived, the receipt by the Company before 12:00 midnight, New York City time, on the Expiration Date of at least $240.0 million of aggregate net proceeds from the Common Stock Offering and the Notes Offering, on terms and conditions satisfactory to the Company. In addition, any purchase of Shares pursuant to the Offer is subject to the consent of the lenders under the Company's senior secured credit facility and the Company's meeting certain financial tests contained in its outstanding 9.875% senior notes due 2009. The Company expects to receive such lender consent upon or prior to the closing of the Common Stock Offering and the Notes Offering, and it is expected that the financial tests will be satisfied if the proposed transactions are consummated. If the Common Stock Offering and the Notes Offering do not result in at least $240.0 million of aggregate net proceeds, on terms and conditions satisfactory to the Company, the Company shall not be required to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered

Shares, subject to Rule 14e-l(c) under the Exchange Act, and may terminate the Offer. The Company expects that it will return all tendered Shares promptly if it does not receive the proceeds of such issue by 12:00 midnight, New York City time, on the Expiration Date.

  General Conditions

     Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) the Company's rights to extend or amend the Offer, the Company shall not be required to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Shares, subject to Rule 14e-l(c) under the Exchange Act, and may terminate the Offer, if any of the following (the "General Conditions") have occurred:

          (i) there has been instituted, threatened or is pending any action or proceeding (or there shall have been any material adverse development to any action or proceeding currently instituted, threatened or pending) before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Offer that, in the sole judgment of the Company, either (a) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company and its subsidiaries, taken as a whole, or (b) would or might prohibit, prevent, restrict or delay consummation of the Offer;

          (ii) an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction has proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the sole judgment of the Company, either (a) would or might prohibit, prevent, restrict or delay consummation of the Offer or (b) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company and its subsidiaries, taken as a whole;

          (iii) there has occurred or is likely to occur any event affecting the business or financial affairs of the Company that, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Offer; or

          (iv) there has occurred (a) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets, (b) any significant adverse change in the price of the Shares in the United States or other major securities or financial markets,
     (c) a material impairment in the trading market for equity securities, (d) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States or other major financial markets, (e) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in the reasonable judgment of the Company, might affect the extension of credit by banks or other lending institutions, (f) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (g) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

     THE FOREGOING FINANCING CONDITION AND THE GENERAL CONDITIONS ARE FOR THE SOLE BENEFIT OF THE COMPANY AND MAY BE ASSERTED BY THE COMPANY REGARDLESS OF THE CIRCUMSTANCES GIVING RISE TO ANY SUCH CONDITION (INCLUDING ANY ACTION OR INACTION BY THE COMPANY) AND MAY BE WAIVED BY THE COMPANY, IN WHOLE OR IN PART, AT ANY TIME AND FROM TIME TO TIME, IN THE SOLE DISCRETION OF THE COMPANY TO THE EXTENT PERMITTED BY APPLICABLE LAW. IF SUCH WAIVER CONSTITUTES A MATERIAL CHANGE TO THE OFFER, THE COMPANY WILL PROMPTLY DISCLOSE SUCH WAIVER BY MEANS OF AN OFFER TO PURCHASE SUPPLEMENT THAT WILL BE DISTRIBUTED TO THE HOLDERS AND WILL OTHERWISE COMPLY WITH APPLICABLE LAW. ALL CONDITIONS TO THE OFFER SHALL BE EITHER SATISFIED OR WAIVED BY THE COMPANY PRIOR TO THE ACCEPTANCE OF ANY SHARES FOR PURCHASE BY THE COMPANY. THE FAILURE BY THE COMPANY AT ANY TIME TO EXERCISE ANY OF THE FOREGOING RIGHTS WILL NOT BE DEEMED A WAIVER OF ANY OTHER RIGHT AND EACH RIGHT WILL BE DEEMED AN ONGOING RIGHT WHICH MAY BE ASSERTED AT ANY TIME AND FROM TIME TO TIME.

                EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES

     To the knowledge of the Company, the trading market for the Shares on the NYSE is limited and sporadic. To the extent that Shares are tendered and accepted in the Offer, the trading market for the Shares may become even more limited. If most of the Shares are tendered in the Offer and purchased by the Company, the liquidity of the trading market for the remaining Shares may be adversely affected due to the smaller number of Shares available for trading. Regardless of the number of Shares tendered in the Offer, the Company does not intend to delist the Shares from the NYSE upon completion of the Offer and does not believe that the rules of the NYSE would require the Shares to be delisted.

                      CERTAIN INFORMATION ABOUT THE SHARES

     The Shares are listed on the NYSE under the ticker symbol "CXW PrB." Although the Shares are listed on the NYSE, trading is limited and sporadic. The following table sets forth for the calendar quarters indicated the range of the high and low sales prices for the Shares. As of April 1, 2003, there were 4,672,163 Shares outstanding.

                                                               HIGH     LOW
                                                              ------   ------
2001
  Second Quarter............................................  $13.90   $ 8.50
  Third Quarter.............................................  $15.50   $13.30
  Fourth Quarter............................................  $19.70   $14.61
2002
  First Quarter.............................................  $20.64   $19.11
  Second Quarter............................................  $24.35   $19.00
  Third Quarter.............................................  $24.10   $21.50
  Fourth Quarter............................................  $25.00   $22.90
2003
  First Quarter.............................................  $25.10   $24.35

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's ratios of earnings to fixed charges for the periods indicated:

                           FISCAL YEARS ENDED
------------------------------------------------------------------------    PRO FORMA
DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
    1998           1999           2000           2001           2002         2002(1)
------------   ------------   ------------   ------------   ------------   ------------
    2.4x           1.0x           N/A            l.lx           1.5x           1.4x

---------------

(1) The pro forma financial data is presented to give effect to the transactions described in "Unaudited Pro Forma Condensed Consolidated Financial Statements." The pro forma statement of operations and other financial data have been prepared as if the transactions had occurred at December 31, 2002.

     For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations plus fixed charges, excluding capitalized interest, and fixed charges consist of interest, whether expensed or capitalized, and amortization of loan costs. Deficiency in earnings available to cover fixed charges for the year ended December 31, 2000 was $759.1 million. This deficit is primarily the result of impairment losses of $527.9 million and the write-off of amounts under lease arrangements of $11.9 million.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

     The transactions which are given effect to in the following unaudited pro forma condensed consolidated financial statements include:

     - the sale of $200.0 million aggregate principal amount of notes in the Notes Offering and the Company's receipt of $194.0 million in estimated net proceeds, after deducting the underwriting discount and estimated expenses of the Notes Offering;

     - the sale of 6,400,000 shares of the Company's common stock in the Common Stock Offering and the Company's receipt of $102.3 million in estimated net proceeds, after deducting the underwriting discount and estimated expenses of the Common Stock Offering; and

     - the application of the estimated net proceeds from the Common Stock Offering and the Notes Offering.

     The unaudited pro forma condensed consolidated balance sheet has been prepared as if the transactions described above in "Introduction" (the "Transactions") occurred on December 31, 2002, and the pro forma condensed consolidated statement of operations has been prepared as if the Transactions occurred on January 1, 2002.

     The unaudited pro forma financial statements appearing below are based upon a number of assumptions and estimates and are subject to uncertainties, and do not purport to be indicative of the actual results of operations or financial condition that would have occurred had the transactions described above in fact occurred on the dates indicated, nor do they purport to be indicative of the results of operations or financial condition that the Company may achieve in the future.

              CORRECTIONS CORPORATION OF AMERICA AND SUBSIDIARIES
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 2002
                                 (IN THOUSANDS)

                                                           ACTUAL                       PRO FORMA
                                                        DECEMBER 31,      TOTAL        DECEMBER 31,
                                                            2002       ADJUSTMENTS         2002
                                                        ------------   -----------     ------------
ASSETS
Cash and cash equivalents                                $   65,406    $       --       $   65,406
Restricted cash                                               7,363            --            7,363
Accounts receivable, net                                    122,829            --          122,829
Income tax receivable                                        32,499            --           32,499
Prepaid expenses and other current assets                    12,435            --           12,435
Current assets of discontinued operations                    13,815            --           13,815
                                                         ----------    ----------       ----------
  TOTAL CURRENT ASSETS                                      254,347            --          254,347
Property and equipment, net                               1,552,265            --        1,552,265
Investment in direct financing lease                         18,346            --           18,346
Goodwill                                                     20,902            --           20,902
Other assets                                                 28,211         5,735(A)        33,946
                                                         ----------    ----------       ----------
  TOTAL ASSETS                                           $1,874,071    $    5,735       $1,879,806
                                                         ==========    ==========       ==========
LIABILITIES & STOCKHOLDERS' EQUITY
Accounts payable and accrued expenses                    $  152,905    $  (12,585)(B)   $  140,320
Income tax payable                                            3,685            --            3,685
Distributions payable                                         5,330            --            5,330
Current portion of long-term debt                            23,054            --           23,054
Current liabilities of discontinued operations                  992            --              992
                                                         ----------    ----------       ----------
  TOTAL CURRENT LIABILITIES                                 185,966       (12,585)         173,381
Long-term debt, net of current portion                      932,905       113,025(C)     1,045,930
Other liabilities                                            21,202            --           21,202
                                                         ----------    ----------       ----------
  TOTAL LIABILITIES                                       1,140,073       100,440        1,240,513
                                                         ----------    ----------       ----------
Stockholders' Equity
  Preferred stock -- series A                               107,500      (100,000)(D)        7,500
  Preferred stock -- series B                               107,831       (68,598)(E)       39,233
  Common stock                                                  280            64(F)           344
  Additional paid-in-capital                              1,343,066        84,730(F)     1,427,796
  Deferred compensation                                      (1,604)           --           (1,604)
  Retained deficit                                         (822,111)      (10,901)(G)     (833,012)
  Accumulated other comprehensive loss                         (964)           --             (964)
                                                         ----------    ----------       ----------
  TOTAL STOCKHOLDERS' EQUITY                                733,998       (94,705)         639,293
                                                         ----------    ----------       ----------
  TOTAL LIABILITIES & STOCKHOLDERS' EQUITY               $1,874,071    $    5,735       $1,879,806
                                                         ==========    ==========       ==========

 See Footnote Explanations to these Unaudited Pro Forma Condensed Consolidated
                             Financial Statements.

              CORRECTIONS CORPORATION OF AMERICA AND SUBSIDIARIES
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2002
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                          ACTUAL                         PRO FORMA
                                                        YEAR ENDED                       YEAR ENDED
                                                       DECEMBER 31,      TOTAL          DECEMBER 31,
                                                           2002       ADJUSTMENTS           2002
                                                       ------------   ------------      ------------
Revenues:
  Management and other                                   $959,137       $    --           $959,137
  Rental                                                    3,701            --              3,701
                                                         --------       -------           --------
       TOTAL REVENUES                                     962,838            --            962,838
EXPENSES:
  Operating                                               744,074            --            744,074
  General and administrative                               36,907            --             36,907
  Depreciation and amortization                            51,878            --             51,878
                                                         --------       -------           --------
       OPERATING INCOME                                   129,979            --            129,979
                                                         --------       -------           --------
OTHER (INCOME) EXPENSE:
  Equity loss of joint venture                                153            --                153
  Interest expense, net                                    87,478         5,949(A),(C)      93,427
  Change in fair value of derivative instruments           (2,206)           --             (2,206)
  Loss on disposals of assets                                 111            --                111
  Unrealized foreign currency transaction gain               (622)           --               (622)
                                                         --------       -------           --------
                                                           84,914         5,949             90,863
                                                         --------       -------           --------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME
  TAXES, EXTRAORDINARY CHARGE AND CUMULATIVE EFFECT
  OF ACCOUNTING CHANGE                                     45,065(D)     (5,949)            39,116(D)
  Income tax benefit                                       63,284            --             63,284
                                                         --------       -------           --------
INCOME FROM CONTINUING OPERATIONS BEFORE
  EXTRAORDINARY CHARGE AND CUMULATIVE EFFECT OF
  ACCOUNTING CHARGE                                       108,349        (5,949)           102,400
  Series A Preferred Stock Dividends                       (8,600)        8,000(B)            (600)
  Series B Preferred Stock Dividends                      (12,359)        8,849(B),(C)      (3,510)
                                                         --------       -------           --------
INCOME FROM CONTINUING OPERATIONS AVAILABLE TO COMMON
  STOCKHOLDERS BEFORE EXTRAORDINARY CHARGE AND
  CUMULATIVE EFFECT OF ACCOUNTING CHANGE                 $ 87,390       $10,900           $ 98,290
                                                         ========       =======           ========
EPS BASIC:
Income from continuing operations available to common
  stockholders before extraordinary charge and
  cumulative effect of accounting change                 $   3.17                         $   2.88
                                                         ========                         ========
EPS DILUTED:
Income from continuing operations available to common
  stockholders before extraordinary charge and
  cumulative effect of accounting change                 $   2.75                         $   2.61
                                                         ========                         ========
Weighted Average Shares:
  Basic                                                    27,669         6,400             34,069
                                                         ========       =======           ========
  Diluted                                                  35,574         3,037             38,611
                                                         ========       =======           ========

 See Footnote Explanations to these Unaudited Pro Forma Condensed Consolidated
                             Financial Statements.

              CORRECTIONS CORPORATION OF AMERICA AND SUBSIDIARIES
        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             FOOTNOTE EXPLANATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET -- DECEMBER 31, 2002

(A) Reflects the estimated payment of $6,905 for fees and expenses related to the issuance of $200,000 of new senior notes. These fees will be capitalized and amortized over the term of the new senior notes of eight years. Additionally, this adjustment reflects the reduction of capitalized debt issuance costs as a result of the conversion of the $40,000 convertible subordinated notes and the anticipated $46,975 prepayment of the senior secured credit facility. The gross adjustments to capitalized debt issuance costs are as follows:

Issuance of new senior notes................................   $6,905
Conversion of $40,000 convertible subordinated notes........     (309)
Prepayment on senior secured credit facility................     (861)
                                                               ------
     Pro forma adjustment...................................   $5,735
                                                               ======

(B) Reflects the portion of the total interest payment on the $40,000 convertible subordinated notes, expected to be made on the close of the Transactions, which was accrued as of December 31, 2002. The difference between the total expected interest payment of $15,329 at April 30, 2003 and the balance accrued as of December 31, 2002 of $12,585 is included as an adjustment to retained earnings on this pro forma balance sheet (see note G).

(C) Reflects the issuance of $200,000 of the Company's new senior notes, the estimated prepayment of the senior secured credit facility, and the conversion of the $40,000 convertible subordinated notes. The gross adjustments are as follows:

Issuance of new senior notes................................   $200,000
Prepayment on senior secured credit facility................    (46,975)
Conversion of $40,000 convertible subordinated notes........    (40,000)
                                                               --------
     Pro forma adjustment...................................   $113,025
                                                               ========

(D) Reflects the estimated redemption of 4,000 shares of series A preferred stock (out of 4,300 issued and outstanding) at the liquidation preference of $25.00 per share. See footnote (G) for a discussion of the associated transaction fees.

(E) Reflects the redemption of 2,804 Shares purchased under the Offer, assuming that approximately 60% of the shares outstanding as of April 30, 2003, are tendered at $26.00 per share. The liquidation preference of the Shares is $24.46 per Share.

     The maximum percentage of Shares that the Company is tendering for is equal to 90% of the Shares issued and outstanding as of the date of the Offer. Every 10 percentage point change in the percent of Shares tendered changes the payment to repurchase Shares by approximately $11,433, including the tender premium and fees. As a result of every 10 percentage point change in the percent of Shares tendered, the amount of the prepayment on the senior secured credit facility changes by approximately $12,327.

(F) Reflects the issuance of 6,400 shares of common stock. The pro forma calculations assume a stock issuance price of $17.00 per share. The adjustment also reflects the issuance of 3,363 shares of common stock upon conversion of the $40,000 convertible subordinated notes and the purchase of those shares by the Company, as treasury stock, as soon as practicable following the closing of the Common Stock Offering at a purchase price of $17.00 per share. Upon conversion of the $40,000 convertible subordinated

              CORRECTIONS CORPORATION OF AMERICA AND SUBSIDIARIES
        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             FOOTNOTE EXPLANATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

notes, the associated unamortized loan issuance costs of $309 is charged to additional paid-in-capital. The changes to the common stock and additional paid-in-capital accounts are as follows:

                                                           COMMON STOCK   PAID-IN CAPITAL
                                                           ------------   ---------------
Issuance of primary shares...............................      $ 64          $108,736
Less: stock issuance costs at 6.0%.......................        --            (6,528)
                                                               ----          --------
                                                                 64           102,208
Conversion of $40.0 million convertible subordinated
  notes into 3,363 common shares and the write-off of
  $309 of unamortized loan issuance costs................        34            39,657
Purchase of 3,363 treasury shares........................       (34)          (57,135)
                                                               ----          --------
     Pro forma adjustment................................      $ 64          $ 84,730
                                                               ====          ========

(G) Reflects a summary of the various transaction fees and expenses and other payments that will be charged to the statement of operations in 2003 upon closing of the Transactions, including (1) the Share tender premium of $1.54 per share; (2) fees and expenses associated with the series A preferred stock redemption and Share tender; (3) legal and other fees associated with the conversion of the $40,000 convertible subordinated notes; (4) the $1,333 of series A preferred stock dividends accrued as of April 30, 2003 to be paid in cash on the shares that are redeemed; (5) a pro rata reduction in the unamortized loan issuance costs related to the senior secured credit facility as a result of the $46,975 prepayment; and (6) the difference between the total expected interest payment of $15,329 at April 30, 2003 and the balance accrued as of December 31, 2002 (see Note B). The table below details the components of this pro forma adjustment:

Tender premium on purchase of 2,804 Shares..................   $ 4,319
Series A and series B preferred stock redemption fees and
  expenses..................................................     1,544
$40.0 million convertible subordinated notes conversion
  fees......................................................       100
Series A preferred stock dividends..........................     1,333
Write-off of unamortized loan issuance costs -- senior
  secured credit facility...................................       861
Difference between interest accrual of $12,585 at December
  31, 2002 and $15,329 payment due at conversion on April
  30, 2003 of the $40.0 million convertible subordinated
  notes.....................................................     2,744
                                                               -------
     Pro forma adjustment...................................   $10,901
                                                               =======

              CORRECTIONS CORPORATION OF AMERICA AND SUBSIDIARIES
        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             FOOTNOTE EXPLANATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF
OPERATIONS -- FOR THE YEAR ENDED DECEMBER 31, 2002

(A) Reflects the net adjustment to interest expense related to (1) additional interest expense associated with the issuance of $200,000 of new senior notes at 8.0%, (2) reduction in interest expense associated with the anticipated prepayment of $46,975 of term loans under the senior secured credit facility at a weighted average interest rate of 6.05% for the year ended December 31, 2002,
(3) reduction in amortization of debt issuance costs associated with the prepayment of the senior secured credit facility, (4) amortization of debt issuance costs, amortized over the eight year term of the new senior notes, (5) elimination of interest expense associated with the conversion of the $40,000 convertible subordinated notes, and (6) reduction in amortization of debt issuance costs associated with the conversion of the $40,000 convertible subordinated notes. The following table details the components of this pro forma adjustment:

Interest on new senior notes................................   $16,000
Interest on senior secured credit facility..................    (2,842)
Amortization of debt issuance costs on senior secured credit
  facility..................................................      (174)
Amortization of debt issuance costs on new senior notes.....       863
Interest on $40.0 million subordinated convertible notes....    (7,847)
Amortization of debt issuance costs on $40.0 million
  subordinated convertible notes............................       (51)
                                                               -------
     Pro forma adjustment...................................   $ 5,949
                                                               =======

(B) Reflects the elimination of the preferred stock dividends resulting from the redemption of the 4,000 series A preferred shares and the tender of approximately 60% of the Shares. The redemption of the series A preferred shares would result in the pro forma reduction in series A preferred dividends of $8,000. The tender of approximately 60% of the Shares would result in the pro forma reduction in Share dividends of $8,849.

(C) The pro forma statement of operations for the year ended December 31, 2002 included herein assumes that approximately 60% of the Shares are tendered. Each incremental 10% increase or decrease of Shares tendered will result in an increase/(decrease) in the following pro forma adjustments:

                                                              10% INCREASE   10% DECREASE
                                                              ------------   ------------
Interest expense............................................    $   791         $ (791)
Preferred dividend distributions............................    $(1,435)        $1,435

(D) Primarily as the result of a change in tax law, the Company experienced a significant tax benefit in 2002 which may not recur in future years. Therefore, the Company believes it is useful to compare historical pretax income from continuing operations before extraordinary charge and cumulative effect of accounting change available to common stockholders with pro forma pretax income from continuing operations before extraordinary charge and cumulative effect of accounting change available to common

              CORRECTIONS CORPORATION OF AMERICA AND SUBSIDIARIES
        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             FOOTNOTE EXPLANATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

stockholders in analyzing the effects of the Transactions. The calculation of comparative pretax income from continuing operations, extraordinary charge and cumulative effect of accounting charge available to common stockholders is as follows:

                                                                    YEAR ENDED
                                                                DECEMBER 31, 2002
                                                              ----------------------
                                                              ACTUAL       PRO FORMA
                                                              -------      ---------
Income from continuing operations before income taxes,
  extraordinary charge and cumulative effect of accounting
  change....................................................  $45,065       $39,116
Series A Preferred Stock Dividends..........................   (8,600)         (600)
Series B Preferred Stock Dividends..........................  (12,359)       (3,510)
                                                              -------       -------
Income from continuing operations before income taxes,
  extraordinary charge and cumulative effect of accounting
  change available to common stockholders...................  $24,106       $35,006
                                                              =======       =======

In addition, the Transactions will provide an additional potential benefit because interest on the new senior notes is deductible for federal income tax purposes while preferred stock dividends are not.

        INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND
                       ARRANGEMENTS CONCERNING THE SHARES

     Except as provided in the table below, to the Company's knowledge after making reasonable inquiry, none of its executive officers, directors or persons who would be considered to be "controlling the corporation" (a "Controlling Person"), or any associate or majority-owned subsidiary of such persons, own any of the Shares.

                                                                             NUMBER OF
                                                                               SHARES
                                                                            BENEFICIALLY    PERCENT OF
      NAME OF BENEFICIAL OWNER                     POSITION                 OWNED(1)(2)      CLASS(3)
      ------------------------                     --------                 ------------    ----------
John D. Ferguson....................  President, Chief Executive Officer       22,134            *
                                      and Vice-Chairman of the Board
Henri L. Wedell.....................  Director                                274,069(4)       5.9%
Todd J. Mullenger...................  Vice President, Treasurer                18,447(5)         *
David M. Garfinkle..................  Vice President, Finance                   1,559            *
Jimmy Turner........................  Vice President, Operations               15,567(6)         *
All Directors and Executive Officers
  as a Group........................                                          331,776          7.1%

---------------

 *  Represents beneficial ownership of less than 1% of the outstanding Shares.

(1) Includes shares as to which such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power and/or investment power, as these terms are defined in Rule 13d-3(a) under the Exchange Act.

(2) Does not include Shares that have accrued as dividends since March 31, 2003.

(3) Based on 4,672,163 Shares issued and outstanding on April 1, 2003.

(4) Includes: (i) 211,509 Shares held in an IRA; (ii) 28,294 Shares owned by Mr. Wedell's wife; and (iii) 34,266 Shares held by the Wedell Spendthrift Trust.

(5) Mr. Mullenger does not currently have investment power with respect to 6,149 Shares held pursuant to the terms of a restricted stock plan.

(6) Mr. Turner does not currently have investment power with respect to 9,417 Shares held pursuant to the terms of a restricted stock plan.

     The Company's directors and executive officers who are also Holders of Shares are listed in the table above and will receive the Offer and be eligible to tender their Shares on the same basis as any other Holder of Shares. However, certain of the Shares held by Todd J. Mullenger and Jimmy Turner are subject to restricted stock agreements that prohibit the transfer or sale of Shares that have not vested. Accordingly, certain of the Shares held by Mr. Mullenger and Mr. Turner will not be eligible to be tendered pursuant to the Offer. The Company's directors and executive officers who own Shares have indicated to the Company that they currently intend to tender all of their Shares that they are not restricted by contract from tendering in the Offer.

     Based on the Company's records and information provided to the Company by its officers, directors, associates and subsidiaries, neither the Company, nor any of the Company's associates or subsidiaries, nor, to the Company's knowledge after making reasonable inquiry, any of its or any of its majority-owned subsidiary's directors, executive officers or Controlling Persons or any associates or subsidiaries thereof, have effected any transactions in the Shares during the 60 days before April 2, 2003.

     Except for (i) outstanding options or other awards pursuant to the Company's benefits plans to purchase shares of common stock or Shares granted to certain employees, including executive officers, as further described in Note 19 to the Company's financial statements contained in the Company's Annual Report on Form 10-K filed for the year ended December 31, 2002 and (ii) outstanding notes, bank debt and related loan agreements, indentures, guaranty agreements and registration rights agreements as further described in Note 13 and Note 14 to the Company's financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31,2002 and except as otherwise described herein, neither the Company nor any Controlling Person nor, to the Company's knowledge, any of the Company's executive officers or directors is a party to any agreement, arrangement, understanding or relationship with the Company or any other person relating, directly or indirectly, to any of the Company's securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

     From time to time, the Company issues debt and equity securities, and, in connection with such issuances, the Company may enter into customary arrangements with respect to the sale and placement of securities.

                 CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS

     The Company is not aware of (i) any license or other regulatory permit that appears to be material to the business of the Company or any of its subsidiaries, taken as a whole, which might be adversely affected by the Company's acquisition of Shares pursuant to the offer or (ii) any approval or other action by any domestic (federal or state) or foreign governmental authority which would be required prior to the Company's acquisition of Shares pursuant to the Offer. Should any such approval or other action be required, it is the Company's current intention to seek such approval or action. The Company does not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to the Company's right to decline to purchase Shares if any of the conditions described in "Terms of the Offer-- Conditions to the Offer" shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company. The Company's obligation to accept for payment and pay for Shares is subject to certain conditions. See "Terms of the Offer--Conditions to the Offer."

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a summary of certain U.S. federal income tax consequences to Holders of the sale of Shares to the Company pursuant to the Offer. This discussion is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular Holder in light of the Holder's particular circumstances, or to certain types of Holders subject to special treatment under U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, U.S. Holders, as defined below, whose "functional currency" is not the United States dollar, persons holding Shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, financial institutions, brokers, dealers in securities or currencies and traders that elect to mark-to-market their securities). In addition, the discussion does not consider the effect of any alternative minimum taxes or foreign, state, local or other tax laws, or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular Holders. Further, this summary assumes that Holders hold their Shares as "capital assets" (generally, property held for investment) within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

     If a partnership holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A Holder that is a partner of a partnership tendering Shares should consult its tax advisor.

     This summary is based on the Code and applicable U.S. Treasury regulations, rulings, administrative pronouncements and judicial decisions thereunder as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect.

     The Company has not sought, nor will it seek, any ruling from the U.S. Internal Revenue Service (the "IRS") with respect to the matters discussed below. There can be no assurances that the IRS will not take a different position concerning tax consequences of the sale of Shares to the Company pursuant to the Offer or that any such position would not be sustained.

     As used herein, a "U.S. Holder" means a beneficial owner of Shares that is
(1) a citizen or resident of the United States, (2) a corporation or other entity taxed as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source or (4) a trust if (x) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

     As used herein, a "Non-U.S. Holder" means a beneficial owner of Shares that is not a U.S. Holder.

     EACH HOLDER IS ADVISED TO CONSULT ITS OWN TAX ADVISOR TO DETERMINE THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES TO IT OF THE OFFER.

TAX CONSEQUENCES TO U.S. HOLDERS

     A sale of Shares by a U.S. Holder pursuant to the Offer, will be a taxable transaction to the U.S. Holder for U.S. federal income tax purposes. The cash received by the U.S. Holder will be attributable to the tendered Shares in part and to the accrued dividend on such Shares in part. Pursuant to the terms of the Shares, the dividends thereon accrue on a daily basis. Thus, the amount of cash received by a U.S. Holder that is attributable to the accrued dividend will depend on how many days will have elapsed between the last dividend payment date preceding the date payment is made for the Shares and the date payment is made for the Shares. If the receipt of cash by a U.S. Holder in exchange for the tender of Shares pursuant to the Offer is treated as a sale or exchange (as described below) of such Shares for U.S. federal income tax purposes, the U.S. Holder will recognize capital gain or loss equal to the difference between (1) the amount of cash received by the U.S. Holder for such Shares and (2) the U.S. Holder's "adjusted tax basis" for such Shares at the time of the sale. Generally, a U.S. Holder's adjusted tax basis for the Shares will be equal to the cost of the Shares to the U.S. Holder. This gain or loss will be characterized as long-term capital gain or loss if the U.S. Holder's holding period for the Shares that were sold exceeds one year as of the date of purchase by the Company in the Offer. A U.S. Holder's ability to deduct capital losses may be limited.

     The receipt of cash by a U.S. Holder pursuant to the Offer in exchange for the tender of Shares will be treated as a sale or exchange of the Shares for federal income tax purposes pursuant to Section 302 of the Code if the sale (i) results in a "complete termination" of the U.S. Holder's equity interest in the Company, or (ii) is "not essentially equivalent to a dividend. Each of these tests, referred to as "Section 302 Tests," are explained in more detail below.

     A portion of the cash received by a U.S. Holder pursuant to the Offer will be attributable to the accrued dividend on the Shares tendered by the U.S. Holder and will be treated as a distribution and not as a sale or exchange of the Shares. In addition, if a U.S. Holder's receipt of cash attributable to the tender of Shares pursuant to the Offer does not meet either of the Section 302 Tests described below, then the U.S. Holder's receipt of cash in exchange for its tender of Shares will instead be treated as a distribution and not as a sale or exchange of Shares. Any amounts treated as a distribution will be taxed as a dividend (and hence as ordinary income) to the extent of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principals. To the extent that the amount of the distribution exceeds the Company's current and accumulated earnings and profits, the excess first will be treated as a return of capital that will reduce the U.S. Holder's tax basis in the Shares exchanged in the Offer, and any remaining portion will be taxable to the U.S. Holder as capital gain. Any such capital gain will be long-term capital gain if the U.S. Holder has held the Shares for more than one year at the time of the exchange. A dividend received by a corporate U.S. Holder may be (i) eligible for a dividends-received deduction (subject to applicable exceptions and limitations) and (ii) subject to the "extraordinary dividend" provision of
Section 1059 of the Code.

SECTION 302 TESTS

     In applying each of the Section 302 Tests explained below, a Holder must take into account not only the Shares and any other stock in the Company that the Holder actually owns but also the Shares and any other stock in the Company that the Holder is treated as owning under the constructive ownership rules of
Section 318 of the Code. Under these constructive ownership rules, a Holder is treated as owning any Shares and any other stock in the Company that is owned (actually, and in some cases constructively) by certain related individuals and entities as well as Shares and other stock in the Company that the Holder has the right to acquire by exercise of an option or by conversion or exchange of a security, including any convertible stock or debt of the Company. Due to the factual nature of the Section 302 Tests explained below, Holders should consult their tax advisors to determine whether the purchase of their Shares in the Offer qualifies for sale or exchange treatment in their particular circumstances.

     One of the following tests must be satisfied with respect to the a Holder in order for the Company's purchase of the Shares to be treated as a sale or exchange by that Holder for federal income tax purposes:

  Complete Termination Test

     Assuming the Holder actually or constructively owns no stock in the Company other than the Shares, the Company's purchase of the Holder's Shares will result in a "complete termination" of that Holder's equity interest in the Company if
(i) all of the Shares that are actually owned by the Holder are sold to the Company in the Offer and (ii) all of the Shares that are constructively owned by the Holder, if any, are sold to the Company in the Offer. If the purchase of Shares from a Holder would qualify for exchange treatment under this test but for the fact that, under Section 318 of the Code, the Holder is considered to own stock owned by the Holder's spouse, children, grandchildren or parents, the statute allows these family attribution rules to be waived under certain circumstances, so that the redemption can otherwise qualify under this test. In order for this waiver to apply, among other things, the Holder must have no interest in the Company, including an interest as an officer, director or employee, other than an interest as a creditor, for ten years following the redemption.

  Not Essentially Equivalent to a Dividend Test

     The purchase of the Holder's Shares pursuant to the Offer will be treated as "not essentially equivalent to a dividend" if the reduction in the U.S. Holder's proportionate stock interest in the Company as a result of the purchase constitutes a "meaningful reduction" given that Holder's particular circumstances. Whether the receipt of cash by a Holder who sells his Shares in the Offer will be "not essentially equivalent to a dividend" will depend on the Holder's particular facts and circumstances. The IRS has indicated that even a small reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal (for example, an interest of less than 1%) and who exercises no control over corporate affairs should constitute a "meaningful reduction." Holders should consult their tax advisors as to the application of this test to their particular circumstances.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to the Tender Offer Consideration paid to U.S. Holders other than certain exempt recipients (such as corporations). U.S. Holders may be subject to backup withholding at a rate of 30% on payments received with respect to the Shares unless such U.S. Holder (1) comes within certain exempt categories (such as corporations) and demonstrates this fact when required, or (2) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Each U.S. Holder will be asked to provide such Holder's correct taxpayer identification number and certify that such Holder is not subject to backup withholding by completing the Substitute Form W-9 that is included in the Letter of Transmittal.

     Backup withholding is not an additional tax. A U.S. Holder subject to the backup withholding rules will be allowed a credit in the amount withheld against such Holder's U.S. federal income tax liability and, if withholding results in an overpayment of tax, such Holder may be entitled to a refund, provided that the requisite information is furnished to the IRS.

TAX CONSEQUENCES TO NON-U.S. HOLDERS

     Gain realized by a Non-U.S. Holder on the sale of the Shares pursuant to the Offer generally will not be subject to United States federal income tax if the sale is treated as a sale or exchange for tax purposes pursuant to the
Section 302 Tests unless (1) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if a treaty applies, the gain is generally attributable to the United States permanent establishment maintained by such Non-U.S. Holder) or (2) in the case of gain realized by a Non-U.S. Holder that is an individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale or redemption and certain other conditions are met.

     A portion of the cash received by a Non-U.S. Holder pursuant to the Offer will be attributable to the accrued dividend on the Shares tendered by the Non-U.S. Holder and will be treated as a distribution and not as a sale or exchange. Pursuant to the terms of the Shares, the dividends thereon accrue on a daily basis. Thus, the amount of cash received by a U.S. Holder that is attributable to the accrued dividend will depend on how many days will have elapsed between the last dividend payment date preceding the date payment is made for the Shares and the date payment is made for the Shares. In addition, if a Non-U. S. Holder's receipt of cash in exchange for the tender of Shares pursuant to the Offer does not meet any of the Section 302 tests described above, then the Non-U.S. Holder's receipt of cash in exchange for the Non-U.S. Holder's tender of Shares will instead be treated as a distribution and not as a sale or exchange. Any amounts treated as a distribution will be treated as a dividend to the extent of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principals. The Company will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, on any amounts paid to Non-U.S. Holders pursuant to the Offer that the Company reasonably estimates will be treated as a dividend. Generally, in order for the Company to withhold tax at a lower treaty rate, you must provide the Company with a Form W-8BEN certifying your eligibility for the lower treaty rate.

     If you claim the benefit of an applicable income tax treaty rate, you generally will be required to satisfy applicable certification and other requirements.

     If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

     If payments pursuant to the Offer are treated as dividends which are effectively connected with your conduct of a trade or business in the United States and if an income tax treaty applies, the dividend is attributable to a permanent establishment maintained by you in the United States, the dividend will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In such a case, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

     Information reporting and backup withholding at a rate of 30% may apply to payments of the Tender Offer Consideration to Non-U.S. Holders that fail to certify their exempt status by properly completing an IRS Form W-8BEN.

     THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATIONS. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OFFER, INCLUDING THE EFFECT OF ANY FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

                DEALER MANAGER, INFORMATION AGENT AND DEPOSITORY

     In connection with the Offer, the Company has retained Lehman Brothers Inc. to act as a Dealer Manager, D.F. King & Co., Inc. to act as Information Agent and The Bank of New York to act as Depositary, each of which will receive customary fees for their services. The Company has agreed to reimburse the Dealer Manager, the Information Agent and the Depositary for their out-of-pocket expenses and to indemnify them against certain liabilities, including liabilities under federal securities laws.

     At any time, the Dealer Manager may trade the Shares for its own accounts or for the accounts of customers and, accordingly, may hold a long or short position in the Shares. In addition, the Dealer Manager may contact Holders of Shares regarding the Offer and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer to Purchase and related materials to beneficial owners of Shares.

     The Dealer Manager and each of their respective affiliates have provided in the past, and are currently providing, investment banking and financial advisory services to the Company and its respective affiliates. The Dealer Manager and its affiliates have, and will receive, customary fees for such services. The Company anticipates that the Dealer Manager will act as an underwriter in connection with the Common Stock Offering and the Notes Offering.

     None of the Dealer Manager, the Information Agent or the Depositary assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in this Offer to Purchase or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

     Except as set forth below under "Solicitation Fees," no fees or commissions have been or will be paid by the Company to any broker, dealer or other person, other than the Dealer Manager, the Information Agent and the Depositary, in connection with the Offer.

     Any Holder that has questions concerning the terms of the Offer may contact the Dealer Manager or the Information Agent at its respective address and telephone number set forth on the back cover page of this Offer to Purchase. Questions and requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Information Agent at the address and telephone number set forth on the back cover page of this Offer to Purchase. Holders of Shares may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

     The Bank of New York has been appointed as Depositary for the Offer. Letters of Transmittal and all correspondence in connection with the Offer should be sent or delivered by each Holder or a beneficial owner's broker, dealer, commercial bank, trust company or other nominee to the Depositary at the addresses or to the facsimile number set forth on the back cover page of this Offer to Purchase. Any Holder or beneficial owner that has questions concerning tender procedures should contact the Depositary at the addresses and telephone number set forth on the back cover of this Offer to Purchase.

                               SOLICITATION FEES

     The Company will pay to Soliciting Dealers (as defined below) designated by the beneficial owner of the Shares which are validly tendered and accepted pursuant to the Offer a solicitation fee of $0.25 per Share tendered for cash, subject to certain conditions; provided, however, that Soliciting Dealers shall only receive the solicitation fee with respect to beneficial owners that own no more than 10,000 Shares. "Soliciting Dealer" includes (i) any broker or dealer in securities, including the Dealer-Manager in its capacity as dealer or broker, who is a member of any national securities exchange or of the National Association of Securities Dealers, Inc. (the "NASD"), (ii) any foreign broker or dealer not eligible for membership in the NASD who agrees to conform to the NASD's Rules of Fair Practice in soliciting tenders outside the United States to the same extent as if it were an NASD member, or (iii) any bank or trust company, any of whom has solicited and obtained a tender pursuant to the Offer. No such fee shall be payable to a Soliciting Dealer in respect of Shares owned, directly or indirectly, in the name of such Soliciting Dealer unless such Shares are being tendered for the benefit of one or more beneficial owners identified on the Letter of Transmittal or on the Notice of Solicited Tenders (included in the materials provided to brokers and dealers).

     In order to receive a solicitation fee, the Soliciting Dealer must return a Notice of Solicited Tenders to the Depositary within two NYSE trading days after the Expiration Date. No solicitation fee shall be payable to a Soliciting Dealer in respect of Shares (i) directly or indirectly owned by such Soliciting Dealer or (ii) registered in the name of such Soliciting Dealer unless such Shares are held by such Soliciting Dealer as nominee and such Shares are being tendered for the benefit of one or more beneficial owners identified on the Letter of Transmittal or the Notice of Solicited Tenders. No solicitation fee shall be payable to the Soliciting Dealer with respect to the tender of Shares by the holder of record, for the benefit of the beneficial owner, unless the beneficial owner has designated such Soliciting Dealer.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     The Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). The Company's SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document the Company files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room.

                   INCORPORATION OF INFORMATION BY REFERENCE

     The SEC allows the Company to "incorporate by reference" information that the Company has filed with the SEC, which means that the Company can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Offer to Purchase. The Offer to Purchase may update and supersede the information the Company incorporates by reference. The Company incorporates by reference the documents listed below:

          (i) the Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 28, 2003; and

          (ii) the Current Reports on Form 8-K, filed with the SEC on January 22, 2003 and February 14, 2003.

     The Information Agent will provide without charge to each person to whom this Offer is delivered upon the request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to the Information Agent at its address set forth on the back cover of this Offer to Purchase.

                                 MISCELLANEOUS

     The Company is not aware of any jurisdiction in which the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction in which the making of the Offer or the acceptance of Shares pursuant to the Offer would not be in compliance with applicable law, the Company will make a good faith effort to comply with any such law. If, after such good faith effort, the Company cannot comply with any such law, the Offer will not be made to (nor will tenders of Shares be accepted from or on behalf of) the Holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on the Company's behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of the jurisdiction.

     No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Offer to Purchase and, if given or made, such information or representation may not be relied upon as having been authorized by the Company or the Dealer Manager.

     Pursuant to Rule 13e-4 under the Exchange Act, the Company has filed with the SEC the Issuer Tender Offer Statement on Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer. The Issuer Tender Offer Statement on Schedule TO and any amendments thereto, including exhibits may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in "Where You Can Find Additional Information" (except that they will not be available at the regional offices of the SEC).

                                              CORRECTIONS CORPORATION OF AMERICA

Dated: April 2, 2003

                        The Depositary for the Offer is:

                              THE BANK OF NEW YORK

           By Mail:                        By Hand:                 By Overnight Delivery:

     The Bank of New York            The Bank of New York            The Bank of New York
  Corrections Corporation of          Tender and Exchange         Corrections Corporation of
       America (Tender)               Department-11 West               America (Tender)
      165 Bay State Road              101 Barclay Street              165 Bay State Road
      Braintree, MA 02184         Receive & Delivery Window,          Braintree, MA 02184
                                         Street Level
                                      New York, NY 10286

                            ------------------------

     Any questions or requests for assistance may be directed to the Dealer Manager at the addresses and telephone numbers set forth below. Additional copies of this Offer to Purchase or the Letter of Transmittal may be obtained from the Information Agent at the telephone numbers or address set forth below. A Holder may also contact such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.

                                 48 Wall Street
                               New York, New York
                              10005 Call Collect:
                                 (212) 269-5550

                                       or

                         Call Toll Free: (888) 605-1956

                      The Dealer-Manager for the Offer is:

                              LEHMAN BROTHERS INC.

                               745 Seventh Avenue
                                   3rd Floor
                            New York, New York 10019
                          Call Collect: (212) 528-7581

                                       or

                         Call Toll Free: (800) 438-3242
                           Attention: Darrell Chiang